Shanda Reports Fourth Quarter and Full Year 2010 Unaudited Results

- 4Q10 Net Revenues Increased 11% QoQ to US$232.3 Million, Non-GAAP Diluted Earnings per ADS were
US$0.46;
- FY2010 Net Revenues Increased 7% YoY to US$846.2 Million, Non-GAAP Diluted Earnings per
ADS US$2.02

Shanghai, China—March 2, 2011—Shanda Interactive Entertainment Limited (NasdaqGS: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced its unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2010.

Fourth Quarter 2010 Highlights

•	Consolidated net revenues increased 11% quarter-over-quarter and increased 2% year-over-year to RMB1,538.3 million (US$232.3 million).

•	Shanda Games’ revenues increased 5% quarter-over-quarter and decreased 14% year-over-year to RMB1,152.5 million (US$174.0 million).

•	Shanda Online’s revenues increased 5% quarter-over-quarter and decreased 9% year-over-year to RMB267.9 million (US$40.5 million).

•	Other revenues increased 29% quarter-over-quarter and increased 103% year-over-year to RMB401.5 million (US$60.6 million).

•	Non-GAAP operating income was RMB182.8 million (US$27.6 million), compared with RMB197.9 million in the third quarter of 2010 and RMB616.5 million in the fourth quarter of 2009.

•	Non-GAAP net income attributable to ordinary shareholders was RMB176.3 million (US$26.6 million), compared with RMB142.4 million in the third quarter of 2010 and RMB422.0 million in the fourth quarter of 2009. Non-GAAP earnings per diluted ADS were RMB3.06 (US$0.46), compared with RMB2.42 in the third quarter of 2010 and RMB6.06 in the fourth quarter of 2009.

Full Year 2010 Highlights

•	Consolidated net revenues were RMB5,604.4 million (US$846.2 million), representing an increase of 7% from 2009.

•	Shanda Games’ revenues decreased 6% year-over-year to RMB4,504.7 million (US$680.2 million).

•	Shanda Online’s revenues were RMB1,024.4 million (US$154.7 million), representing a decrease of 4% from 2009.

•	Other revenues were RMB1,171.2 million (US$176.8 million), representing an increase of 126% from 2009.

•	Non-GAAP operating income was RMB1,077.7 million (US$162.7 million), representing a decrease of 51% from 2009.

•	Non-GAAP net income attributable to ordinary shareholders was RMB826.0 million (US$124.7 million), representing a decrease of 53% from 2009. Non-GAAP earnings per diluted ADS were RMB13.42 (US$2.02), compared with RMB25.34 per diluted ADS in 2009.

“2010 was an important year for Shanda as we worked to strategically transform our company into a leading interactive entertainment and media group,” said Tianqiao Chen, Chairman, Chief Executive Officer and President of Shanda. “Our efforts to cultivate content, expand distribution platforms, and expand into new markets are beginning to pay off as all of our major businesses showed incremental growth compared with the prior quarter. We are pleased with the Company’s continued progress and believe that this critical period of transformation that we are currently in is laying a solid foundation to drive sustainable growth over the long term.”

Conference Call and Webcast Notice

Shanda will host a conference call at 10:30 a.m. on March 2, 2011 Beijing/Hong Kong time (9:30 p.m. on March 1, 2011 Eastern Time), to present an overview of the Company’s financial performance and business operations. A live webcast of the conference call will be available on the Company’s corporate website at http://www.snda.com.

Fourth Quarter 2010 Financial Results

Net Revenues. Net revenues were RMB1,538.3 million (US$232.3 million), representing an increase of 11% from RMB1,391.9 million in the third quarter of 2010 and an increase of 2% from RMB1,509.2 million in the fourth quarter of 2009. The quarter-over-quarter increase was primarily due to an overall increase in revenues from Shanda Games, Shanda Online and other businesses.

Shanda Games’ revenues, including MMORPGs and advanced casual games, were RMB1,152.5 million (US$174.0 million), representing an increase of 5% from RMB1,096.3 million in the third quarter of 2010 and a decrease of 14% from RMB1,336.2 million in the fourth quarter of 2009.

Shanda Online’s revenues were RMB267.9 million (US$40.5 million), representing an increase of 5% from RMB254.4 million in the third quarter of 2010 and a decrease of 9% from RMB295.0 million in the fourth quarter of 2009.

Other revenues, including Ku6 (formerly named Hurray! Holding Co., Ltd.), literature, board games and e-sports platform, and other businesses were RMB401.5 million, representing an increase of 29% from RMB311.6 million in the third quarter of 2010 and an increase of 103% from RMB197.4 million in the fourth quarter of 2009. Excluding the impact of Ku6’s continuing operations, other revenues increased 26% quarter-over-quarter to RMB359.6 million (US$54.3 million).

Gross Profit. Consolidated gross profit was RMB925.3 million (US$139.7 million), representing an increase of 11% from RMB830.5 million in the third quarter of 2010 and a decrease of 14% from RMB1,075.0 million in the fourth quarter of 2009. Gross margin was 60.2% in the fourth quarter of 2010, compared with 59.7% in the third quarter of 2010 and 71.2% in the fourth quarter of 2009.

Shanda Games gross profit was RMB701.0 million (US$105.8 million), representing an increase of 8% from RMB646.9 million in the third quarter of 2010 and a decrease of 13% from RMB801.9 million in the fourth quarter of 2009. Shanda Games gross margin was 60.8% in the fourth quarter of 2010, compared with 59.0% in the third quarter of 2010 and 60.0% in the fourth quarter of 2009.

Shanda Online gross profit was RMB201.6 million (US$30.5 million), representing an increase of 4% from RMB193.7 million in the third quarter of 2010 and a decrease of 19% from RMB248.8 million in the fourth quarter of 2009. Shanda Online gross margin was 75.3% in the fourth quarter of 2010, compared with 76.2% in the third quarter of 2010 and 84.3% in the fourth quarter of 2009.

Other businesses gross profit was RMB88.1 million (US$13.3 million), representing an increase of 77% from RMB50.0 million in the third quarter of 2010 and an increase of 16% from RMB76.2 million in the fourth quarter of 2009. Other businesses’ gross margin was 22.0% in the fourth quarter of 2010, compared with 16.0% in the third quarter of 2010 and 38.6% in the fourth quarter of 2009. Excluding the impact of Ku6’s continuing operations, the gross margin from other businesses for the fourth quarter of 2010 was 35.8%, compared with 30.6% in the third quarter of 2010.

Operating Income. Operating income was RMB134.5 million (US$20.3 million), compared with RMB154.8 million in the third quarter of 2010 and RMB563.8 million in the fourth quarter of 2009. Operating margin was 8.7% in the fourth quarter of 2010, compared with 11.1% in the third quarter of 2010 and 37.4% in the fourth quarter of 2009. Excluding the impact of Ku6’s continuing operations, operating margin was 15.9% in the fourth quarter of 2010, compared with 17.6% in the third quarter of 2010.

Non-GAAP Operating Income. Non-GAAP operating income was RMB182.8 million (US$27.6 million), compared with RMB197.9 million in the third quarter of 2010 and RMB616.5 million in the fourth quarter of 2009. Non-GAAP operating margin was 11.9% in the fourth quarter of 2010, compared with 14.2% in the third quarter of 2010 and 40.9% in the fourth quarter of 2009. Excluding the impact of Ku6’s continuing operations, non-GAAP operating margin was 18.9% in the fourth quarter of 2010, compared with 20.7% in the third quarter of 2010.

Share-based compensation was RMB48.3 million (US$7.3 million) in the fourth quarter of 2010, compared with RMB43.1 million in the third quarter of 2010 and RMB52.7 million in the fourth quarter of 2009.

Income Tax Expense. Income tax expense was RMB117.8 million (US$17.8 million), compared with RMB86.9 million in the third quarter of 2010 and RMB148.9 million in the fourth quarter of 2009.

Net Income from Continuing Operations. Net income from continuing operations was RMB179.1 million (US$27.0 million), compared with RMB139.5 million in the third quarter of 2010 and RMB479.2 million in the fourth quarter of 2009.

Net Income from Discontinued Operations. Net income from discontinued operations reflects the operating results of Beijing Huayi Brothers Music Co., Ltd, which Hurray! (now known as Ku6 Media Co., Ltd.), sold to Huayi Brothers Media Corporation in May 2010.

There was no income or loss from discontinued operations in the third and fourth quarters of 2010. The net loss from discontinued operations in the fourth quarter of 2009 was RMB2.3 million.

Net Income Attributable to Ordinary Shareholders. Net income was RMB128.0 million (US$19.3 million), compared with RMB99.3 million in the third quarter of 2010 and RMB369.3 million in the fourth quarter of 2009. Earnings per diluted ADS in the fourth quarter of 2010 were RMB2.22 (US$0.34), compared with RMB1.68 in the third quarter of 2010 and RMB5.30 in the fourth quarter of 2009.

Non-GAAP Net Income Attributable to Ordinary Shareholders. Non-GAAP net income was RMB176.3 million (US$26.6 million), compared with RMB142.4 million in the third quarter of 2010 and RMB422.0 million in the fourth quarter of 2009. Non-GAAP earnings per diluted ADS in the fourth quarter of 2010 were RMB3.06 (US$0.46), compared with RMB2.42 in the third quarter of 2010 and RMB6.06 in the fourth quarter of 2009.

Full Year 2010 Financial Results

Net Revenues. Net revenues were RMB5,604.4 million (US$846.2 million), representing an increase of 7% from RMB5,235.4 million for the full year 2009.

Shanda Games’ revenues, including MMORPGs and advanced casual games, were RMB4,504.7 million (US$680.2 million), representing a decrease of 6% from RMB4,806.7 million for the full year 2009.

Shanda Online’s revenues were RMB1,024.4 million (US$154.7 million), representing a decrease of 4% from RMB1,066.2 million for the full year 2009.

Other revenues including Ku6 (formerly named Hurray! Holding Co., Ltd.), literature, board game and e-sports platform, and other businesses were RMB1,171.2 million (US$176.8 million), representing an increase of 126% from RMB519.1 million for the full year 2009.

Gross Profit. Consolidated gross profit was RMB3,445.7 million (US$520.3 million), representing a decrease of 8% from RMB3,757.8 million for the full year 2009. Gross margin was 61.5% in 2010, compared with 71.8% in 2009.

Shanda Games gross profit was RMB2,667.5 million (US$402.8 million), representing a decrease of 7% from RMB2,873.2 million for the full year 2009. Shanda Games gross margin was 59.2% in 2010, compared with 59.8% in 2009.

Shanda Online gross profit was RMB795.0 million (US$120.1 million), representing a decrease of 8% from RMB863.0 million for the full year 2009. Shanda Online gross margin was 77.6% in 2010, compared with 80.9% in 2009.

Other businesses gross profit was RMB213.6 million (US$32.2 million), representing a decrease of 6% from RMB227.8 million for the full year 2009. Other businesses gross margin was 18.2% in 2010, compared with 43.9% in 2009.

Operating Income. Operating income was RMB877.5 million (US$132.5 million), compared with RMB2,044.4 million for the full year 2009. Operating margin was 15.7% in 2010, compared with 39.0% in 2009.

Non-GAAP Operating Income. Non-GAAP operating income was RMB1,077.7 million (US$162.7 million), compared with RMB2,213.3 million for the full year 2009. Non-GAAP operating margin was 19.2% in 2010, compared with 42.3% in 2009.

Net Income Attributable to Ordinary Shareholders., Net income was RMB625.8 million (US$94.5 million), compared with RMB1,592.6 million for the full year 2009. Earnings per diluted ADS were RMB10.16 (US$1.54) for the full year 2010, compared with RMB22.90 for the full year 2009.

Non-GAAP Net Income Attributable to Ordinary Shareholders. Non-GAAP net income was RMB826.0 million (US$124.7 million), compared with RMB1,761.5 million for the full year 2009. Non-GAAP earnings per diluted ADS were RMB13.42 (US$2.02) for the full year 2010, compared with RMB25.34 for the full year 2009.

Share Repurchase Program. During the fourth quarter of 2010, Shanda repurchased an aggregate of 1,105,052 ADSs.

(1) The conversion of Renminbi (RMB) into U.S. dollars in this release is based on RMB6.6227 to US$1.00 as published by the People’s Bank of China on December 31, 2010. The percentages stated in this press release are calculated based on the RMB amounts.
(2) On August 17, 2010, Ku6 sold its wireless value-added services (“WVAS”) and recorded music businesses to Shanda and acquired 100% equity interest of Shanghai Yisheng Network Technology Co., Ltd. (“Yisheng”), an online audio business, from Shanda and a minority shareholder. Accordingly, Ku6’s continuing operations include online video portal and online audio businesses.

Note to the Financial Information
The unaudited financial information disclosed above is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2010 is still in progress. Adjustments to these preliminary financial statements may be identified during the audit, which could result in significant differences from this preliminary unaudited financial information.

Non-GAAP Financial Measures
To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted operating income, adjusted net income and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Statements in this announcement that are not historical facts, including but not limited to statements regarding the continuous growth of the Company, the success of any acquisitions or investments by the Company or any subsidiaries, the introduction of expansion packs to existing titles, the introduction and timing of new MMORPG game titles and the introduction of new casual game titles, the success of our online literature platform, the success of our online video operations, the signing and development of successful artist for our music business, and the success of our wireless value added business, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of the MMORPGs and casual games to be released in 2011, the risk that such MMORPGs and casual games are not well received by users in China, the risk that the games fail to be commercialized or the commercialized results fail to meet the expectations of end users, the risk that our contract writers do not deliver appealing literature products, the risk that our online video website fails to attract advertisers or content providers, the risk that we fail to sign popular music artists or fail to continue to successfully promote our existing artists, the risk that the laws and regulations in the PRC continue to prohibit or restrict offering of wireless valued added products, the risk that the Company fails to deliver continuous growth in 2011, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events, except as required under applicable laws.

About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (Nasdaq: SNDA) (“Shanda”) is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Shanda Literature, Ku6 Media, and various other online community and business units. The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to chess and board games, e-sports, literature, film, television, music, and video etc. By providing a centralized platform through which Shanda can deliver its own content as well as third-party content, Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today. Shanda: “Interaction enriches your life”. For more information about Shanda, please visit http://www.snda.com.

Contact
Shanda Interactive Entertainment Limited
Dahlia Wei, IR Associate Director
Elyse Liao, IR Senior Manager
Phone: +86-21-6058-8688 (Shanghai)
Email: IR@snda.com

Christensen Investor Relations
China:
Christian Arnell
Phone: +86-10-5826-4939
Email: carnell@christensenir.com

United States:
Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions)
	As of December 31, 2009	As of December 31, 2010
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	10,959.3	5,536.0	835.9
Restricted cash	54.5	5.4	0.8
Short-term investments	2,046.8	2,268.9	342.5
Marketable securities	20.8	17.0	2.6
Accounts receivable	115.7	265.4	40.1
Inventories	46.8	125.8	19.0
Due from related parties	0.4	—	—
Deferred licensing fees and related costs	56.3	48.1	7.3
Prepayments and other current assets	218.9	425.5	64.3
Deferre Deferred tax assets	118.2	113.5	17.1

Total current assets	13,637.7	8,805.6	1,329.6

Time deposit with maturity over one year	—	1,215.2	183.5
Investment in equity and cost method investees	62.3	274.6	41.5
Property, equipment and software	481.4	715.2	108.0
Intangible assets	881.8	2,009.8	303.4
Goodwill	665.7	1,180.7	178.1
Long-term deposits	64.8	62.8	9.5
Long-term prepayments	206.5	390.4	59.0
Long-term assets	142.9	197.5	29.8
Non-current deferred tax assets	16.3	19.8	3.0

Total assets	16,159.4	14,871.6	2,245.4

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	104.9	390.7	59.0
Licensing fees payable	224.5	247.0	37.3
Taxes payable	205.5	212.0	32.0
Deferred revenue	452.3	725.4	109.5
Due to related parties	6.2	3.1	0.5
Short term loan	15.0	—	—
Other payables and accruals	787.5	828.6	125.1
Deferred tax liabilities	107.8	93.9	14.2
Convertible debt within one year	—	1,052.8	159.0

Total current liabilities	1,903.7	3,553.5	536.6

Non-current deferred tax liabilities	65.1	391.2	59.1
Non-current income tax liabilities	9.4	9.4	1.4
Long-term liabilities	1,030.5	49.3	7.4
Non-current deferred revenue	3.5	76.3	11.4

Total liabilities	3,012.2	4,079.7	615.9

Redeemable preferred shares issued by a subsidiary	157.9	—	—
Equity
Ordinary shares	11.3	9.8	1.5
Additional paid-in capital	8,345.5	6,976.1	1,053.4
Statutory reserves	196.3	207.6	31.3
Accumulated other comprehensive loss	(89.2)	(193.6)	(29.2)
Retained earnings	3,082.1	1,716.3	259.1

Total Shanda shareholder’ equity	11,546.0	8,716.2	1,316.1
Non-controlling interests	1,443.3	2,075.7	313.4

Total equity	12,989.3	10,791.9	1,629.5

Total liabilities and shareholders’ equity	16,159.4	14,871.6	2,245.4

	SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the three months period ended,
	December 31,	September 30,	December 31,
	2009(Adjusted) (1)	2010	2010
RMB		RMB	RMB	US$
Net revenues
Shanda Games	1,336.2	1,096.3	1,152.5	174.0
Shanda Online	295.0	254.4	267.9	40.5
Others	197.4	311.6	401.5	60.6
Elimination	(319.4)	(270.4)	(283.6)	(42.8)

Total	1,509.2	1,391.9	1,538.3	232.3

Cost of services
Shanda Games	(534.3)	(449.4)	(451.5)	(68.2)
Shanda Online	(46.2)	(60.7)	(66.3)	(10.0)
Others	(121.2)	(261.6)	(313.4)	(47.3)
Elimination	267.5	210.3	218.2	32.9

Total	(434.2)	(561.4)	(613.0)	(92.6)

Gross profit
Shanda Games	801.9	646.9	701.0	105.8
Shanda Online	248.8	193.7	201.6	30.5
Others	76.2	50.0	88.1	13.3
Elimination	(51.9)	(60.1)	(65.4)	(9.9)

Total overall gross profit margin	1,075.0	830.5	925.3	139.7

Operating expenses:
Product development	(128.7)	(185.3)	(220.5)	(33.3)
Sales and marketing	(148.0)	(206.8)	(247.1)	(37.3)
General and administrative	(234.5)	(283.6)	(323.2)	(48.8)

Total operating expenses	(511.2)	(675.7)	(790.8)	(119.4)

Income from operations	563.8	154.8	134.5	20.3
Interest (expenses)/income, net	(0.6)	21.4	19.4	2.9
Other income/(expenses), net	86.4	54.7	147.4	22.3

Income before income tax expenses, equity in loss of affiliates	649.6	230.9	301.3	45.5
Income tax expense	(148.9)	(86.9)	(117.8)	(17.8)
Equity in loss of affiliates	(21.5)	(4.5)	(4.4)	(0.7)

Net income from continuing operations	479.2	139.5	179.1	27.0

Discontinued operations:
Net income(loss) from discontinued operations, net of tax	(2.3)	—	—	—
Gain from disposal of discontinued operations, net of tax	—	—	—	—

Net income (loss) from discontinued operations, net of tax	(2.3)	—	—	-

Net income	476.9	139.5	179.1	27.0

Less: Net income attributable to non-controlling interests and redeemable preferred shares issued by a subsidiary	(107.6)	(40.2)	(51.1)	(7.7)

Net income attributable to Shanda Interactive Entertainment Limited	369.3	99.3	128.0	19.3

Earnings per share:
Basic	2.75	0.86	1.13	0.17
Diluted	2.65	0.84	1.11	0.17
Earnings per ADS:
Basic	5.50	1.72	2.26	0.34
Diluted	5.30	1.68	2.22	0.34
Weighted average ordinary shares outstanding:
Basic	134,165,079	115,073,616	113,152,579	113,152,579
Diluted	138,875,081	117,493,819	115,450,646	115,450,646
Weighted average ADS outstanding:
Basic	67,082,540	57,536,808	56,576,290	56,576,290
Diluted	69,437,541	58,746,910	57,725,323	57,725,323
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP operating income	616.5	197.9	182.8	27.6
Share-based compensation cost	(52.7)	(43.1)	(48.3)	(7.3)

GAAP operating income	563.8	154.8	134.5	20.3

Non-GAAP net income attributable to Shanda Interactive Entertainment Limited	422.0	142.4	176.3	26.6
Share-based compensation cost	(52.7)	(43.1)	(48.3)	(7.3)

GAAP net income attributable to Shanda Interactive Entertainment Limited	369.3	99.3	128.0	19.3

Non-GAAP diluted earnings per ADS	6.06	2.42	3.06	0.46
Share-based compensation cost per ADS	(0.76)	(0.74)	(0.84)	(0.12)

GAAP diluted earnings per ADS	5.30	1.68	2.22	0.34

(1)	Reflects the results from transaction of disposal of Huayi Music in accordance with the disclosure requirement of the U.S. GAAP.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the year ended,
	December 31,	December 31,
	2009 (Adjusted) (1)	2010
	RMB	RMB	US$
Net revenues
Shanda Games	4,806.7	4,504.7	680.2
Shanda Online	1,066.2	1,024.4	154.7
Others	519.1	1,171.2	176.8
Elimination	(1,156.6)	(1,095.9)	(165.5)

Total	5,235.4	5,604.4	846.2

Cost of services
Shanda Games	(1,933.5)	(1,837.2)	(277.4)
Shanda Online	(203.2)	(229.4)	(34.6)
Others	(291.3)	(957.6)	(144.6)
Elimination	950.4	865.5	130.7

Total	(1,477.6)	(2,158.7)	(325.9)

Gross profit
Shanda Games	2,873.2	2,667.5	402.8
Shanda Online	863.0	795.0	120.1
Others	227.8	213.6	32.2
Elimination	(206.2)	(230.4)	(34.8)

Total overall gross profit margin	3,757.8	3,445.7	520.3

Operating expenses:
Product development	(417.3)	(682.1)	(103.0)
Sales and marketing	(516.9)	(774.9)	(117.0)
General and administrative	(779.2)	(1,111.2)	(167.8)

Total operating expenses	(1713.4)	(2,568.2)	(387.8)

Income from operations	2,044.4	877.5	132.5
Interest (expenses)/income, net	(29.8)	43.5	6.6
Other income, net	246.2	252.4	38.1

Income before income tax expenses, equity in loss of affiliates	2,260.8	1,173.4	177.2
Income tax expense	(485.8)	(373.6)	(56.4)
Equity in loss of affiliates	(50.5)	(13.0)	(2.0)

Net income from continuing operations	1,724.5	786.8	118.8

Discontinued operations:
Net loss from discontinued operations, net of tax	(2.5)	*0.0	*0.0
Gain from disposal of discontinued operations, net of tax	—	30.6	4.6

Net income from discontinued operations, net of tax	(2.5)	30.6	4.6

Net income	1,722.0	817.4	123.4

Less: Net income attributable to non-controlling interests and redeemable preferred shares issued by a subsidiary	(129.4)	(191.6)	(28.9)

Net income attributable to Shanda Interactive Entertainment Limited	1,592.6	625.8	94.5

Earnings per share:
Basic	11.86	5.21	0.79
Diluted	11.45	5.08	0.77
Earnings per ADS:
Basic	23.72	10.42	1.58
Diluted	22.90	10.16	1.54
Weighted average ordinary shares outstanding:
Basic	134,265,829	120,125,785	120,125,785
Diluted	138,503,917	123,075,244	123,075,244
Weighted average ADS outstanding:
Basic	67,132,915	60,062,893	60,062,893
Diluted	69,251,959	61,537,622	61,537,622
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP operating income	2,213.3	1,077.7	162.7
Share-based compensation cost	(168.9)	(200.2)	(30.2)

GAAP operating income	2,044.4	877.5	132.5

Non-GAAP net income attributable to Shanda Interactive Entertainment Limited	1,761.5	826.0	124.7
Share-based compensation cost	(168.9)	(200.2)	(30.2)

GAAP net income attributable to Shanda Interactive Entertainment Limited	1,592.6	625.8	94.5

Non-GAAP diluted earnings per ADS	25.34	13.42	2.02
Share-based compensation cost per ADS	(2.44)	(3.26)	(0.48)

GAAP diluted earnings per ADS	22.90	10.16	1.54

(1) Reflects the results from transaction of disposal of Huayi Music in accordance with the disclosure requirement of the U.S. GAAP.
*: Less than 0.1